January 8, 2007

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Westlake Chemical Corporation

RE:	Form 10-K for year ended December 31, 2005 (“Form 10-K”) Form 10-Q for the quarter ended September 30, 2006 (“Form 10-Q”) File No. 001-32260

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter sent by you via facsimile on December 18, 2006, regarding our filings listed above. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text.

Form 10-K

Management’s Discussion and Analysis, page 27

1.	In future filings, please revise your results of operations to provide a more robust discussion of your derivative activities and their impact on earnings during each period. Additionally, please revise your liquidity section to provide more transparent disclosure of the impact of derivatives on your statements of cash flows during each period.

Response:

In future filings, we will provide a more robust discussion of any material derivative activities and their earnings impact as requested. If such amounts were material for a given period, we would add a discussion of the nature of the derivative activities during the period, the business reasons for using the derivative instruments and the associated risk. We would also add a discussion of the earnings impact for each period. In addition, if such amounts are material for a given period, we will add a disclosure in our cash flows and liquidity discussions explaining the impact on the statement of cash flows in each period.

Note 10 – Derivative Commodity Instruments and Fair Value of Financial Instruments, page 60

2.	Please supplementally explain to us the reasons for the different classifications of derivative losses during 2005.

Response:

We use derivative instruments, in conjunction with certain physical commodity positions, as a purchasing strategy to reduce price volatility risk on commodities and lower overall costs. Our primary raw materials are ethane and propane. Ethane and propane are natural gas-based feedstocks, which accounted for approximately 40% of our cost of sales in 2005. The price of these feedstocks fluctuates based on supply and demand and on the underlying cost of natural gas. Our purchasing department closely monitors the current price of these commodities and the forecasted price due to the significant impact on our operations. From time to time based on this analysis, our purchasing department will purchase ethane and propane and sell natural gas short in equivalent value as part of a trading strategy when these feedstocks are considered inexpensive in relation to natural gas. During 2005 we incurred a net loss, related to derivative activities that are related to our feedstock purchases of $1.9 million, which was comprised of $29.8 million related to derivative losses offset by $27.9 million in gains on the sale of related physical feedstock positions. This information was disclosed in Note 10, page 60 of the Form 10-K along with the amount and classification. When these derivative instruments are sold or mature, the related physical feedstock position is sold and a net gain or loss is recorded in cost of sales. We did not record the feedstock sale as a gross sale. We view this type of trading activity and related gain or loss as part of our feedstock purchasing strategy to reduce price volatility risk on feedstock commodities, and as a result, gains or losses from these trades are recorded in cost of sales. These trading activities are economic hedges, and we did not designate any of the derivative instruments as cash flow or fair value hedges under the provisions of FAS No. 133. The size of the derivative loss and gain on sale of feedstock is directly related to the hurricane that hit the Gulf of Mexico in the third quarter of 2005, causing extreme volatility in natural gas and other commodities. The aforementioned derivative losses did not mature until 2006 and, as a result, did not impact cash flow until then.

In 2005, we also recorded losses from derivative commodity instruments of $1.9 million, which were classified in other income, net. These losses were related to natural gas short positions, without any offsetting physical position, and we did not view these transactions as part of our feedstock purchasing strategy because no equivalent physical positions were involved. These transactions did not have a strong correlation to our cash flows or assets. As a result, the loss was recorded in other income, net.

3.	Please supplementally tell us where the cash flows associated with your derivative activities are reflected in your statements of cash flows in 2005, 2004 and 2003.

Response:

The 2003 through September 2006 gains and losses and cash flows associated with our derivative activity were as follows:

Year	Derivative (Gain)/Loss	Investing Cash Flow In/(Out)	Operating Cash Flow In/(Out)	Unsettled Year-end AR (AP) Balance
	(In thousands of dollars)
End Balance
2002				$141
2003	$(36)	$—	$(2,863)	3,040
2004	3,750	—	3,005	(3,715)
2005	31,702	—	(3,526)	(31,891)
Nine Months
2006	(13,538)	(27,520)	—	3,895

The cash flows related to derivative gains and losses were classified in operating activities in the years 2003 to 2005. As discussed in the response to comment 2 above, we incurred significant losses related to derivative activity beginning with the third quarter of 2005. The cash settlement for these losses didn’t occur until 2006. Due to the significance of these transactions on our cash position, we classified these cash flows in investing activities in accordance with FAS No. 149. Of the $13.5 million of gains we recognized in derivative activity in the first nine months of 2006, $4.3 million settled and is included in the cash flow statement in investing activities, and $3.9 million is an unsettled position and is classified in other accounts receivable on the September 30, 2006 balance sheet. The remaining $5.3 million of derivative gain was settled through the receipt of inventory, and as a result, cash flows from the sale of this inventory will be classified as operating activity. Derivative activity classified as operating cash flow during the period 2003 through 2005 was not significant. Within the framework of SAB 99, we viewed the cash flows associated with such activity to be immaterial to all components of the consolidated statement of cash flows and, as a result, did not consider reclassification in investing activities to be necessary.

Note 16 – Commitments and Contingencies, page 66

Contract Litigation with Goodrich and PolyOne

4.	Please disclose in future filings the estimated time frame for resolution of the remediation activities at the Calvert City manufacturing complex, as well as the total costs incurred to date at the site.

Response:

We will include disclosure in the following format in future filings as long as the current situation persists:

The current remediation activities at the Calvert City manufacturing complex do not have a specified termination date but are expected to last for the foreseeable future. Since we acquired the relevant portion of the complex in mid-1997, we have spent approximately $22.9 million through November 2006 in operating the groundwater remediation system, all of which has been reimbursed to us by Goodrich. Goodrich is continuing to reimburse us on a monthly basis as ongoing operating expenses for this system are incurred.

Environmental Investigations

5.	In future filings, please disclose the amount you have accrued related to the EPA investigation as required by paragraph 9 of SFAS 5. In addition, please also disclose the amount or range of reasonably possible additional loss as required by paragraph 10 of SFAS 5.

Response:

We added the current disclosure in the last three sentences of the “Environmental Investigation” subsection on page 70 of the Form 10-K in response to a similar comment from the Staff in connection with our initial public offering in 2004. Please see comment #39 in a letter from Pamela A. Long, Assistant Director, dated June 17, 2004 with respect to our Registration Statement on Form S-1, File No. 333-115790 (the “Form S-1”), follow-up comment #11 in a letter from Pamela A. Long dated July 16, 2004 with respect to the Form S-1 and our responses to the respective comments. At the time, we supplementally provided to the Staff, on a confidential basis, the amount we accrued and the range of possible additional loss. Because we are still in settlement discussions with the EPA, we continue to be unable to ascertain the ultimate liability within this range. In accordance with paragraph 8 of SFAS No. 5, we have accrued the lowest amount in the estimated range of loss. At the time of our initial public offering, we indicated that we did not believe the amount of the accrual was material, and we still do not believe such amount is material. As a result, in accordance with SFAS 5, we have not disclosed the amount of the accrual.

We are providing to the Staff supplementally an indication of the amount we accrued and the range of possible additional loss. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, we are requesting that the supplemental information we are submitting to the Staff in response to this comment be returned to us as soon as possible following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information.

Form 10-Q

Note 10 – Derivative Commodity Instruments, page 10

6.	Please supplementally tell us where you recorded the net gain in 2006 and the net loss in 2005 related to your derivative activities. In addition, please supplementally tell us where you reflected the cash flows related to the 2006 gains.

Response:

In 2005 we recorded $29.8 million of derivative losses in cost of sales and $1.9 million in other income, net. In 2006, all derivative gains were recorded in cost of sales. See our response to comment 2 above for the reasons for these classifications. See the table presented in our response to comment 3 above for information related to cash flow disclosures.

* * * * * * * * *

Please call George Mangieri, our Vice President and Controller, at (713) 585-2505 if you have any questions about the above responses, or require any further information. Should you wish to send further correspondence regarding this matter, you may send it by facsimile transmission to Mr. Mangieri at (713) 960-9420.

January 8, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Dale Welcome

Re:	Acknowledgments Related to Westlake Chemical Corporation’s Response to the
Staff’s Comment Letter dated December 18, 2006

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated December 18, 2006 from John Cash, Accounting Branch Chief, with respect to the Annual Report on Form 10-K for the year ended December 31, 2005, and the Quarterly Report for the quarter ended September 30, 2006, of Westlake Chemical Corporation (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WESTLAKE CHEMICAL CORPORATION

By:	/s/ John D. Gibbons
John D. Gibbons Senior Vive President and Chief Financial Officer